Filed by Royal Dutch Petroleum Company

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: Royal Dutch Petroleum Company

Commission File Number: 001-03788

Date: November 1, 2004

LEGAL INFORMATION

The proposed transaction will be implemented through, among other things, an exchange offer made by Royal Dutch Shell plc, to all ordinary shareholders of Royal Dutch Petroleum Company (“Royal Dutch”). You are urged to carefully review (i) the Royal Dutch offer document and the prospectus which will be filed with the Dutch Authority for the Financial Markets and Euronext Amsterdam by Royal Dutch Shell plc, (ii) the registration statement on Form F-4 (including the prospectus) and other documents relating to the exchange offer that will be filed with, or furnished to, the U.S. Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc and (iii) the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Royal Dutch, regarding the offer, because each of these documents will contain important information relating to the exchange offer. You may obtain a free copy of (i) these documents after they are made public in the Netherlands or filed with the SEC and (ii) other documents made public in the Netherlands or filed with, or furnished to, the SEC by Royal Dutch Shell plc, Royal Dutch, and The “Shell” Transport and Trading Company (“Shell Transport”) at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge by contacting Investor Relations, Shell International B.V., FSK Division, PO Box 162, 2501 AN The Hague, The Netherlands or the Company Secretary, The “Shell” Transport and Trading Company, Shell Centre, London SE1 7NA, United Kingdom.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

     This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure of the conditions to the proposed transaction being satisfied (including the failure of Royal Dutch and Shell Transport shareholders to approve the proposed transaction); the costs related to the proposed transaction; the failure of the proposed transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell plc shares; the accounting implications of the proposed transaction; tax treatment of dividends paid to shareholders and other factors affecting the Royal Dutch/Shell Group of Companies (the “Group”) businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorization of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

     Please refer to the Annual Report on Form 20-F for the year ended December 31, 2003 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Group’s businesses. None of Royal Dutch Shell plc, Royal Dutch and Shell Transport undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

THE FOLLOWING IS A SCRIPT THAT WAS DISTRIBUTED TO SENIOR MANAGERS OF THE ROYAL
DUTCH/SHELL GROUP OF COMPANIES ON NOVEMBER 1, 2004.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO CANADA OR JAPAN

SCRIPT FOR SENIOR MANAGERS OF THE ROYAL DUTCH/SHELL GROUP OF COMPANIES

Please spend a moment to look at this legal notice.

Let me start by saying something about our third quarter results and some possible reserves reductions before turning to the major corporate proposals.

It has been a good quarter.

We delivered record net income ... of 5.4 billion dollars ... more than double the same period in 2003.

Earnings on a current cost of supplies basis were up 70 percent.

Cash generation continued strong ... with cash flow from operations up 20 percent.

LNG volumes increased by 6 percent. The fourth North West Shelf train in Australia started production during the quarter.

Capital investment for the quarter was 3.5 billion dollars. We expect the total for the year to be around 14 billion.

Over 80 percent of the nearly 10 billion dollars of investment so far this year has been in our upstream businesses.

We completed divestment of some of our refining interests in Japan and Malaysia, and the retail and commercial business in Peru during the quarter.

And in October we completed the sales of some products pipelines in the US and the fuels business in Portugal.

While shifting the portfolio to the upstream, we continue to generate significant cash and profits from the downstream.

This enables us to pay a highly competitive dividend ... amounting to some 7.5 billion dollars this year ... with another 1.7 billion dollars on share buybacks and option hedging.

The possible reserve reductions I mentioned are preliminary findings and still subject to challenge.

The are the result of the extensive programme of detailed reserve audits and assurance we now carry out in EP ... where there are new and comprehensive reserve guidelines and 3,000 professional staff have been retrained.

The potential 900 million boe reduction is the maximum for the some 55 percent of the reserves base so far audited. We will audit the rest as soon as possible.

The full impact will be communicated when the annual reserve process is completed in early 2005.

We are still reasonable confident of achieving an average 100 percent proved reserves replacement over the next five years.

Turning to structure, the proposal to establish Royal Dutch Shell as a unified global group is a major step in driving our business forward.

With the other changes we are making throughout the organisation ... such as Downstream-One, the new EP operating model and IT Vision ... it will provide the platform for delivering our strategy and regaining competitive leadership.

I will say what it means and then look forward to answering your questions.

However, given the nature of the proposed transaction and the applicable regulatory restrictions, what we can say is governed by strict rules.

Many of you are, of course, shareholders as well as employees and we cannot go beyond what is released to all shareholders through the stock exchange.

Royal Dutch Shell plc will benefit from having one smaller, single- tier board ... with 10 non-executive directors and 5 executive directors.

Aad Jacobs ... the present Chairman of the Supervisory Board of Royal Dutch ... will be the first non-executive Chairman. He will retire in 2006 and the search for a successor is already underway.

There will be one Group Chief Executive with full executive authority.

Jeroen van der Veer has been given this responsibility ... starting immediately.

The four Executive Directors ... of which I am one ... will report to him.

The new structure reflects best practice in corporate governance.

Royal Dutch Shell plc will be incorporated in the UK, where it should be a key constituent of the major London market.

The shares will be listed in London, Amsterdam and New York.

It will have its headquarters in the Netherlands, preserving the benefits of Dutch tax residency.

It will retain a substantial UK presence ... where Downstream and Trading businesses will continue to based, as will some corporate activities.

We expect to put these proposals to the AGMs in April and expect the corporate proposals will be implemented in May.

The allocation of shares will mean that Royal Dutch shareholders will be offered about 60 percent of the new company’s ordinary shares and Shell Transport shareholders about 40 percent.

To seek to preserve national tax treatment of dividends there will two types of share.

Royal Dutch shareholders will receive A shares with dividends from the Netherlands. Shell Transport shareholders will receive B shares with dividends from the UK ... to the extent available.

These shares will have the same rights in all other respects ... with one share/one vote.

What will these much clearer lines of authority mean for our ability to deliver our strategy and be more competitive?

As with the other organisational changes we are making, it is about four things ... clarity, simplicity, efficiency and accountability.

Let me look at each of these.

Clarity starts with a clear set of strategic priorities.

We have these

... in our strategy of ‘more upstream and profitable downstream’ presented last month

... in our commitment to raising the performance bar in everything we do,

... and in our drive to embed ‘Enterprise First’ thinking ... and a global view ... throughout the organisation.

It means moving from a consensus culture of prolonged discussion to one where decisions are taken ... and then followed by everybody.

It means having a common approach across Shell

... learning from best practice ... of which we have a lot ... rather than constantly reinventing solutions locally,

... standardizing our processes everywhere to reduce costs and improve effectiveness.

Clarity of organisation, approach and goals will provide a much stronger platform for achieving the competitive returns we need.

The new structure will be much simpler ... cutting out the complexity that has hampered our progress for too long.

The smaller, single Board ... with clearly defined roles for non-executives, the Chief Executive and the other Executive Directors ... will be more effective.

The move to a single headquarters is important. We will work together more effectively as an executive team.

All this is in line with what we are doing in the businesses ... focusing organisations to increase accountability, reduce duplication, focus resources, share learning, and standardise processes and delivery.

The new governance structure will be more efficient.

As Group Chief Executive, Jeroen will be able to focus on getting the best overall outcomes for the Group.

With CMD abolished, Executive Directors will be able to focus on delivering the business performance for which we are accountable.

Cutting out the duplication of board processes will save valuable time for this priority.

Discussion will still be rigorous. Checks, balances, questioning will be reinforced.

But the new structure will enable us to move faster to capture opportunities.

Finally, it’s about greater accountability ... for all of us.

One Board will be accountable to one shareholder body.

As Group Chief Executive, Jeroen is accountable to the Board for implementing our strategy and delivering business performance.

As Executive Directors we are accountable to him for the performance of our businesses.

The CFO role has been enhanced ... among other things to oversee the strengthened framework of controls, risk assessment and reporting.

We will emphasise accountability throughout the organisation.

I believe this proposal is a major step forward for the Group.

It is a vital element in our drive to simplify the way we do business so that we can apply our strengths to deliver the performance we are capable of doing.

Jeroen mentioned that he was excited by the opportunities it opens. I share that excitement and believe you should too. We are on the move.

Now, within the legal constraints I mentioned at the beginning, let me hear what you have to say and try to answer your questions.

And finally, if you could look at this second notice while ... within the legal constraints I mentioned at the beginning ... I will try to answer your questions and look forward to hearing your views.

Legal Information

The distribution of this document in, into or from any jurisdiction other than The Netherlands, the United Kingdom and the USA may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements.

The proposals will not be made, directly or indirectly, in or into or by the use of the mails or any other means of instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any facilities of a national securities exchange of, Japan, and will not be capable of acceptance by any such use, means, instrumentality or facilities or from or within Japan. The proposals are not being made to residents of Japan. The proposals may or may not be made to any person or company in Canada and Australia depending on the availability of exemptions from relevant regulations or the number of shareholders and their respective shareholdings in those jurisdictions. The decision whether or not to make the proposals available in Canada or Australia is at the sole discretion of Royal Dutch Shell, Royal Dutch and ST&T. This document does not constitute an offer or invitation to subscribe for securities. If the proposals described in this document are ultimately implemented, to the extent that a decision is made to extend the proposals, and any attendant offer or invitation to subscribe for securities, to Australian resident security holders of Royal Dutch or ST&T, any action that might be taken by such Australian residents in response to that extension will only be permitted to be done in accordance with the terms and instructions detailed in the formal proposal documentation.

This document and other documents related to the proposals may not be electronically provided to nor accessed by residents of Canada or Japan. Copies of this document and any other documents related to the proposal, are not being and must not be mailed or otherwise distributed or sent to any person or company in or into or from Canada or Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the proposals must not distribute or send it to any person or company in, into or from Canada or Japan.

This document does not constitute an offer to purchase nor the solicitation of an offer to sell any securities of ST&T or Royal Dutch. The ST&T shareholders are urged to read the scheme document and listing particulars and the Royal Dutch shareholders are urged to read the offer document and the prospectus when they become available because they will contain important information that shareholders should consider before making any decision regarding the Transaction. The scheme document, the offer document and the listing particulars/prospectus will be available in due course.

All investment is subject to risk. The value of the Royal Dutch Shell shares may go down as well as up. Past performance is no guarantee for future returns. Investors and security holders of Royal Dutch and ST&T are advised to seek expert financial advice before making any decisions as regards the Royal Dutch exchange offer or the ST&T scheme of arrangement.